UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-10269

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

(Full title of the plan)

ALLERGAN, INC.

2525 Dupont Drive

Irvine, California 92612

(Name of issuer of the securities held

pursuant to the plan and the address of its

principal executive office)

REQUIRED INFORMATION

4.	ERISA Financial Statements and Schedule and Exhibits:

(a)	Financial Statements and Schedule:

Report of Independent Registered Public Accounting Firm of Lesley, Thomas, Schwarz & Postma, Inc., dated June 23, 2011, on the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009 and the related Statements of Changes in Net Assets Available for Benefits for the Years Then Ended — Allergan, Inc. Savings and Investment Plan.

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009— Allergan, Inc. Savings and Investment Plan.

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009— Allergan, Inc. Savings and Investment Plan.

Notes to Financial Statements — Allergan, Inc. Savings and Investment Plan.

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2010 — Allergan, Inc. Savings and Investment Plan.

(b)	Exhibits

Exhibit 23 — Consent of Lesley, Thomas, Schwarz & Postma, Inc.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

Date: June 24, 2011	By:	/s/ Scott D. Sherman
Scott D. Sherman
Allergan, Inc.
Executive Committee

ALLERGAN, INC.

SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

To the Executive Committee of Allergan, Inc.

We have audited the accompanying statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allergan, Inc. Savings and Investment Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Lesley, Thomas, Schwarz & Postma, Inc.

Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

June 23, 2011

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS

Investments in master trust at fair value (Note 3)	$642,493,852	$541,752,680

Receivables
Participant contributions	—	3,233
Employer contributions	19,055,301	16,789,971
Notes receivable from participants	9,326,818	7,919,393

Total receivables	28,382,119	24,712,597

Net assets available for benefits at fair value	670,875,971	566,465,277

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	454,936	2,846,689

NET ASSETS AVAILABLE FOR BENEFITS	$671,330,907	$569,311,966

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in contract value of investments (Note 3)	$56,560,378	$129,528,290
Dividends	8,300,289	6,507,679

	64,860,667	136,035,969

Interest from notes receivable from participants	459,712	469,754

Contributions
Employer—match	13,773,636	7,336,015
Employer—retirement	18,166,478	16,510,538
Employer—other	1,382,504	—
Participant—before tax	36,718,313	33,981,771
Participant—after tax	971,878	841,077
Rollovers	4,951,583	2,567,368

	75,964,392	61,236,769

Total additions to net assets	141,284,771	197,742,492

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	39,210,481	25,276,737
Corrective distributions	1,586	3,590
Deemed distributions	13,973	—
Administrative expenses	39,790	36,505

Total deductions from net assets	39,265,830	25,316,832

NET INCREASE	102,018,941	172,425,660

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	569,311,966	396,886,306

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$671,330,907	$569,311,966

See the accompanying notes to these financial statements

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1 — DESCRIPTION OF THE PLAN

The following description of the Allergan, Inc. Savings and Investment Plan (Restated 2008) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan, established on July 26, 1989, is a defined contribution plan sponsored by Allergan, Inc. (the “Company”). The Plan provides for immediate eligibility to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is qualified under the Internal Revenue Code (the “Code”). The administrator for the Plan is the Allergan, Inc. Executive Committee. The trustee for the Plan is JPMorgan Chase Bank.

Employee Contributions — The Company’s eligible United States employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Code.

The Company’s eligible Puerto Rico employees may contribute a portion of their defined compensation, either before tax, after tax, or a combination thereof, subject to the limitations as defined by the Puerto Rico Internal Revenue Code.

Participants direct the investment of their contributions into various investment options offered by the Plan through the Master Trust. The plan administrator, or its delegate, regularly consults with an investment advisor to evaluate investment performance and, based thereon, will add or remove investment options. Prior to October 8, 2010, participant contributions could be invested in the Allergan, Inc. Common Stock Fund, JPMorgan Stable Value Fund, Western Asset Core Plus Bond Portfolio Fund, Dodge & Cox Balanced Fund, American Century Income and Growth Fund, BlackRock Equity Index Fund, Janus Adviser INTECH Risk-Managed Growth Fund, American Funds New Perspective R5 Fund, American Funds EuroPacific Growth R5 Fund, Columbia Marsico Focused Equities Fund, Evergreen Special Values Fund, TIAA-CREF Small Cap Blend Index Fund, Times Square Small Cap Growth Fund, Dodge & Cox Stock Fund or any combination of the 14 funds at the participant’s discretion.

Effective October 8, 2010, American Century Income and Growth Fund and Janus Adviser INTECH Risk-Managed Growth Fund were removed from the investment options and Pimco Total Return-Inst Fund, JPMorgan U.S. Equity Fund, and Nuveen Winslow Large Cap Growth Fund were added to the investment options. On October 11, 2010, Western Asset Core Plus Bond Portfolio Fund was removed from the investment options. On December 3, 2010, American Funds EuroPacific Growth R5 Fund, Evergreen Special Values Fund, and American Funds New Perspective R5 Fund were removed from the investment options and American Funds EuroPacific Growth R6 Fund, Wells Fargo Advantage Special Small Cap Value Fund, and American Funds New Perspective R6 Fund were added to the investment options.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Certain limitations imposed by the Code may have the effect of reducing the level of contributions initially selected by participants who fall within the classification of “highly compensated employees” as defined in the Code.

Employer Matching Contributions — The Company contributed an amount equal to 100% of each employee’s contribution up to 4% of defined compensation through January 31, 2009. Pursuant to an amendment dated January 27, 2009 and effective January 31, 2009 (the “January 2009 Plan Amendment”), the Company made matching contributions in an amount equal to 100% of each employee’s contribution up to 2% of defined compensation for the duration of the year ended December 31, 2009. The January 2009 Plan Amendment also authorizes the Company’s Board of Directors, or its delegate, to change the Company’s matching contribution levels from time to time in an amount not to exceed 4% of each employee’s defined compensation. Effective January 1, 2010, the match was increased to 100% of each employee’s contribution up to 3% of defined compensation. Effective August 1, 2010, the match was increased to 100% of each employee’s contribution up to 4% of defined compensation.

Pursuant to an amendment dated June 15, 2009 and effective January 1, 2009, any participant may elect to have future Company matching contributions invested in any of the investment options offered by the Plan. A participant also may elect to reinvest amounts in their accounts that are invested in common stock of the Company into other investment options offered by the Plan, subject to the Company’s insider trading policy.

Employer Retirement Contributions — Effective January 1, 2003, the Company makes an annual retirement contribution equal to 5% of each participant’s defined compensation if they are eligible for the Retirement Contribution feature of the Plan, have completed at least six months of service, and are employed on the last business day of the year. Pursuant to an amendment dated October 12, 2009 and effective January 1, 2008, the Company has discretion to make supplemental retirement contributions in the future years as necessary to satisfy applicable non-discrimination requirements set forth under the Code.

Employer Contribution for Account Restoration — During the year ended December 31, 2010, the Company contributed $1,357,504 of employer contributions, which is included in “Employer-other,” and $1,046,905 of related lost earnings, which is included in “Net appreciation in contract value of investments” in the Statements of Changes in Net Assets Available for Benefits, to restore participants’ accounts related to forfeited unvested employer contributions for certain terminated employees.

Investment Options — Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and transfer their account balances among the different investment funds at any time, subject to the Company’s insider trading policy.

Participant Accounts — Each participant’s account is credited for the participant’s contributions, employer match and employer retirement contributions and allocations of fund earnings and charged with an allocation of administrative expenses and fund losses. The earnings and losses of each of the funds are allocated daily to the individual accounts of participants based on their relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation (depreciation) on the common stock of Allergan, Inc., which is allocated based upon the number of shares held in the individual accounts of participants.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding retirement contributions. Loan terms range from one to five years or, for the purchase of a primary residence, up to 15 years. The loans are secured by the balance in the participant’s account and bear interest at prime plus one percent as determined on the date of the loan application. The interest rate is fixed for the term of the loan. Principal and interest is paid through payroll deductions each pay period. Defaults on participant loans are considered to be deemed distributions. As a result of the adoption of a new accounting pronouncement relating to participant loans in 2010, the Plan retrospectively classified participant loans as notes receivable from participants in the Statements of Net Assets Available for Benefits and measured them at their unpaid principal balance plus any accrued interest.

Vesting and Forfeitures — Participant contributions are fully vested at all times. Participants generally forfeit their share of employer matching contributions if they terminate their employment before completing three years of service with the Company. Employer matching contributions vest based on a cliff vesting of 3 years of service. Employer retirement contributions generally vest on a graduated basis. After completing one year of service, the participant is 20% vested, and vesting increases 20% each year thereafter until fully vested at the end of the fifth year of service. Forfeitures are used by the Company to offset future employer contribution requirements and to reinstate rehired employee accounts. During the Plan years ended December 31, 2010 and 2009, $2,127,970 and $2,248,446, respectively, of forfeitures were used to offset contributions. At December 31, 2010 and 2009, unutilized forfeitures totaled $8,775 and $312,588, respectively.

Payment of Benefits — Participants may withdraw their employee “after-tax” and rollover contributions at any time. After withdrawing all “after-tax” and rollover contributions, vested employer matching contributions can also be withdrawn at any time by a participant who has at least three years of credited service provided that the matching contributions were credited at least two years prior to withdrawal. Withdrawals of employee “after-tax” contributions during employment may cause the participant to become ineligible to receive certain employer matching contributions and be suspended from contributing to the Plan for a period of six months following the withdrawal.

After the permitted withdrawal of employee “after-tax” contributions, rollover contributions and vested employer matching contributions in accordance with the prior paragraph, and upon receipt of any loans available under plan, an employee may withdraw his or her “before-tax” contributions and any remaining “after-tax” contributions and vested employer matching contributions in the event of financial hardship. Hardship withdrawals cause the employee to become ineligible to contribute to the Plan for a period of six months following the withdrawal for U.S. employees and 12 months for Puerto Rico employees. Hardship withdrawals of employer retirement contributions are not permitted.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 1 — DESCRIPTION OF THE PLAN (CONTINUED)

Participants become entitled to payment of the total value of their accounts at the time of termination (if fully vested), attainment of age 59-1/2 (if fully vested), permanent and total disability, or death. Under certain circumstances set forth in the Plan, the participant may elect to receive the distribution in a lump sum (in cash or in cash and common stock of Allergan, Inc., or, until April 2009, in stock of Advanced Medical Optics, Inc., as applicable) or may elect partial distributions. If the participant’s vested account value is $1,000 or more, withdrawals may be postponed until as late as attaining age 70-1/2. After death, payment is made in the form of a lump sum to the designated beneficiary.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting. Except for unutilized forfeitures (see Note 1), the net assets of the Plan are allocated entirely to individual participants’ accounts.

The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition — On June 20, 2007, the Plan, along with the Allergan, Inc. Employee Stock Ownership Plan, entered into the Allergan, Inc. Master Trust (the “Master Trust”). See Note 3, for further discussion of the Master Trust. The Plan’s investments in the Master Trust are stated at fair value except that JPMorgan Stable Value Fund is based upon the net asset value reported by the fund (this fund is reported at contract value).

The following presentation relates to the fully benefit-responsive investment contract (JPMorgan Stable Value Fund) held in the Master Trust for the years ended December 31, 2010 and 2009.

The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by JPMorgan Chase Bank.

The fair value of the investment contract at December 31, 2010 and 2009 was $71,046,219 and $65,260,489, respectively. The contract value of the investment contract at December 31, 2010 and 2009 was $71,501,155 and $68,107,178, respectively.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yields at December 31, 2010 and 2009 were approximately 1.77% and 1.63%, respectively. The crediting interest rate is based on an agreed-upon formula with the insurer, but cannot be less than zero. This rate is reset each calendar quarter based on the data as of the last business day of the month prior to the end of the quarter. The crediting interest rates in effect at December 31, 2010 and 2009 were approximately 2.25% and 1.94%, respectively. Participant initiated transactions occur at contract value. Plan initiated transactions are limited to 20% of the fund in a given plan year.

Purchases and sales of investments held in the Master Trust are reflected on the trade-date basis. Dividend income is recorded on the ex-dividend date.

The Plan presents, in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the contract value of its investments held in the Master Trust, which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments held in the Master Trust.

Interest Bearing Cash and Cash Equivalents — Interest bearing cash and cash equivalents held in the Master Trust represent amounts invested in JPMorgan Chase Bank, which consist of highly liquid short-term investments.

Contribution Funding — The participant deferrals and employer matching contributions are funded on a consistent basis following the issuance of each Company payroll. Employer retirement contributions and matching contribution true-ups are funded on an annual basis.

Non-Discrimination for Employee and Employer Contributions — The Plan, as required by the Code, performs annual tests between participants who are highly compensated employees and those who are non-highly compensated employees to ensure that highly compensated employees are not disproportionately favored under the Plan. If the Plan fails the tests, it must refund some of the excess contributions made on behalf of highly compensated employees during the applicable year. Excess contributions that are refunded are accrued as a liability to the Plan in the year to which they relate. No such accrual exists at December 31, 2010 and 2009.

Non-Distributed Benefits — The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.

Continuation of the Plan — The Company anticipates and believes the Plan will continue without interruption, but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants shall become 100% vested and non-forfeitable without regard to the years of service of such participants.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Administrative Expenses — Expenses incurred in the administration and operation of the Plan are paid by the Plan, except to the extent paid by the Company. Certain administrative expenses of the Plan are paid by the Company.

New Accounting Pronouncements — In January 2010, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update that requires additional disclosures regarding fair value measurements and clarifies certain existing disclosure requirements. The guidance clarifies that disclosures should be presented separately for each class of assets and liabilities measured at fair value and the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, this guidance introduces new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is effective for fiscal years beginning after December 15, 2010, this guidance is effective for reporting periods beginning after December 15, 2009. Since this guidance only addresses fair value measurement disclosures, its adoption did not affect the Plan’s financial statements. For the year ended December 31, 2010, there were no significant transfers in or out of Levels 1, 2 or 3.

In September 2010, the FASB issued an accounting standards update that requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, participant loans were measured at fair value and classified as investments. This guidance is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of this guidance did not change the value of participant loans from the amount previously reported at December 31, 2009. The amount of participant loans at December 31, 2009 has been reclassified to “Notes receivable from participants” within the Statements of Net Assets Available for Benefits.

Subsequent Events — The Company has evaluated subsequent events through the date which the financial statements were available to be issued.

NOTE 3 — INVESTMENTS

The Master Trust was created pursuant to a trust agreement dated June 20, 2007, between the Company and JPMorgan Chase Bank, as trustee of the funds, to permit the commingling of trust assets of both the Allergan, Inc. Savings and Investment Plan and Allergan, Inc. Employee Stock Ownership Plan, for investment and administrative purposes. The assets of the Master Trust are held by JPMorgan Chase Bank.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 3 — INVESTMENTS (CONTINUED)

The following tables summarize the net assets at fair value and net investment income of the Master Trust.

A) NET ASSETS OF THE MASTER TRUST

	December 31, 2010	December 31, 2009
INVESTMENTS:
Mutual Funds	$400,722,302	$322,096,621
Common/Collective Trusts	133,162,718	108,335,678
U.S. Government Securities	—	186,959
Employer Securities	264,260,056	260,602,918
Other	143,167	108,898

NET ASSETS OF THE MASTER TRUST	$798,288,243	$691,331,074

NET INVESTMENT IN MASTER TRUST—BY PLAN

Allergan, Inc. Savings and Investment Plan
Investment in Master Trust	$642,493,852	$541,752,680

Plan’s percentage interest in net assets of the Master Trust	80.5%	78.4%

Allergan, Inc. Employee Stock Ownership Plan
Investment in Master Trust	$155,794,391	$149,578,394

Plan’s percentage interest in net assets of the Master Trust	19.5%	21.6%

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 3 – INVESTMENTS (CONTINUED)

B) NET INVESTMENT INCOME OF THE MASTER TRUST

	Year Ended December 31, 2010	Year Ended December 31, 2009
INVESTMENT INCOME:
Net appreciation in fair value of investments
Common Stock	$22,753,057	$102,897,999
Mutual Funds	38,149,853	69,277,136
Common/Collective Trusts	11,067,027	13,321,904
U.S. Government Securities	3,039	8,440

	71,972,976	185,505,479

Dividends	9,284,273	7,368,403

NET INVESTMENT INCOME OF THE MASTER TRUST	$81,257,249	$192,873,882

NET INVESTMENT INCOME FROM MASTER TRUST—BY PLAN

Allergan, Inc. Savings and Investment Plan	$67,252,420	$139,385,818

Allergan, Inc. Employee Stock Ownership Plan	$14,004,829	$53,488,064

The Plan’s net investment income from the Master Trust reported above is based on fair value of investments held in the Master Trust. This amount differs from the investment income reported in the accompanying Statements of Changes in Net Assets Available for Benefits due primarily to the changes in contract value of benefit-responsive investments.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 3 — INVESTMENTS (CONTINUED)

The following table presents the fair value of the Plan’s investments held in the Master Trust. Investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009 are separately identified.

	December 31, 2010
	Number of Shares, Units or Principal Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices (held in Master Trust):
Common Stock:
Allergan, Inc. *	2,118,345	$145,466,764

Mutual Funds:
Dodge & Cox Balanced Fund *	1,184,982	83,209,410
Dodge & Cox Stock Fund	134,684	14,513,496
Columbia Marsico Focused Equities Fund	297,590	6,907,056
Times Square Small Cap Growth Fund	1,069,461	13,913,682
TIAA-CREF Small Cap Blend Index Fund	1,292,562	17,824,435
Pimco Total Return-Inst Fund*	3,641,711	39,512,567
American Funds EuroPacific Growth R6 Fund*	1,563,021	64,662,159
American Funds New Perspective R6 Fund*	2,256,953	64,616,564
JPMorgan U.S. Equity Fund	3,036,693	31,156,475
Nuveen Winslow Large Cap Growth Fund	563,281	17,067,406
Wells Fargo Advantage Special Small Cap Value Fund	914,536	20,128,934

Total mutual funds		373,512,184

At fair value as reported by the fund (held in Master Trust):
Common/Collective Trusts:
JPMorgan Stable Value Fund *	652,412	71,046,219
BlackRock Equity Index Fund*	1,243,628	52,468,685

Total common/collective trusts		123,514,904

Total investments held in Master Trust		$642,493,852

*	Investments that represent five percent or more of the Plan’s net assets available for benefits.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 3 — INVESTMENTS (CONTINUED)

	December 31, 2009
	Number of Shares, Units or Principal Amounts	Fair Value
PARTICIPANT DIRECTED INVESTMENTS
At fair value as determined by quoted market prices (held in Master Trust):
Common Stock:
Allergan, Inc. *	2,283,145	$143,860,951

Mutual Funds:
Dodge & Cox Balanced Fund *	1,192,840	76,377,551
Dodge & Cox Stock Fund	122,907	11,816,232
American Century Income and Growth Fund	1,313,716	28,060,971
American Funds New Perspective R5 Fund *	2,011,173	51,526,255
American Funds EuroPacific Growth R5 Fund *	1,266,221	48,470,924
Western Asset Core Plus Bond Portfolio Fund	2,341,568	23,743,501
Janus Adviser INTECH Risk-Managed Growth Fund	1,383,087	15,227,790
Columbia Marsico Focused Equities Fund	284,660	5,567,949
Evergreen Special Values Fund	903,740	16,176,943
Times Square Small Cap Growth Fund	892,835	9,124,778
TIAA-CREF Small Cap Blend Index Fund	1,104,064	12,144,704

Total mutual funds		298,237,598

At fair value as reported by the fund (held in Master Trust):
Common/Collective Trusts:
JPMorgan Stable Value Fund *	629,447	65,260,489
BlackRock Equity Index Fund*	937,923	34,393,642

Total common/collective trusts		99,654,131

Total investments held in Master Trust		$541,752,680

*	Investments that represent five percent or more of the Plan’s net assets available for benefits.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 3 — INVESTMENTS (CONTINUED)

The Plan’s investments held in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during the years ended December 31, 2010 and 2009 by $58,952,131 and $132,878,139, respectively.

During the years ended December 31, 2010 and 2009, $8,300,289 and $6,507,679, respectively, of dividends were earned by investments held in the Master Trust and are included in dividends on the Statements of Changes in Net Assets Available for Benefits. Included in net appreciation in contract value of investments on the Statements of Changes in Net Assets Available for Benefits is ($2,391,753) and ($3,349,849) representing the change in the fair value to contract value adjustment for the fully benefit-responsive contract for the years ended December 31, 2010 and 2009, respectively.

NOTE 4 — FAIR VALUE MEASUREMENTS

Fair value measurements are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

Employer Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the net asset value of shares held by the Plan at year end. The share value is based on the quoted price at the end of the day on the active market in which the individual mutual funds are traded.

Common or Collective Trust Funds: Valued at the net asset value of units held by the Plan at year end, and generally, include the use of significant observable inputs in determining the unit value.

U.S. Government Securities: Valued based on the underlying assets using quoted prices in an active market.

Other: Wrapped bonds are valued based on a calculation of the difference between the replacement cost and the actual cost, projected for the duration of the associated portfolio, discounted back to the measurement date using an appropriate discount rate.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets as of December 31, 2010 and 2009.

		Fair Value Measurements as of December 31, 2010
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Employer Securities	$264,260,056	$264,260,056	$—	$—
Mutual Funds:
Value Funds	35,361,321	35,361,321	—	—
Blend Funds	214,900,334	214,900,334	—	—
Growth Funds	107,980,449	107,980,449	—	—
Intermediate Term Bonds	42,480,198	42,480,198	—	—

Total Mutual Funds	400,722,302	400,722,302	—	—
Common/Collective Trusts	133,162,718	—	133,162,718	—
Other	143,167	—	143,167	—

Total Assets at Fair Value	$798,288,243	$664,982,358	$133,305,885	$—

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 4 — FAIR VALUE MEASUREMENTS (CONTINUED)

		Fair Value Measurements as of December 31, 2009
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Employer Securities	$260,602,918	$260,602,918	$—	$—
Mutual Funds:
Value Funds	142,750,899	142,750,899	—	—
Blend Funds	93,305,890	93,305,890	—	—
Growth Funds	86,039,832	86,039,832	—	—

Total Mutual Funds	322,096,621	322,096,621	—	—
Common/Collective Trusts	108,335,678	—	108,335,678	—
U.S. Government Securities	186,959	186,959	—	—
Other	108,898	—	108,898	—

Total Assets at Fair Value	$691,331,074	$582,886,498	$108,444,576	$—

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009.

		Fair Value Measurements as of December 31, 2010
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments Held in Master Trust	$642,493,852	$—	$642,493,852	$—

		Fair Value Measurements as of December 31, 2009
Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments Held in Master Trust	$541,752,680	$—	$541,752,680	$—

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 5 — INCOME TAX STATUS

The Plan obtained its latest determination letter on September 22, 2010, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and constitutes a qualified plan under Section 401(a) of the Code and that the Plan’s trust is exempt from federal income taxes under provisions of Section 501(a).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan’s administrator has analyzed the positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE 6 — RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan allows participants to purchase employer securities held in the Master Trust. As of December 31, 2010 and 2009, the Plan held 2,118,345 and 2,283,145 shares, respectively, of Allergan, Inc. common stock held in the Master Trust. The investment in Allergan, Inc. common stock qualifies as party-in-interest transactions for which there is a statutory exemption.

Certain Plan investments held in the Master Trust and allocated to the Plan are invested in mutual funds that are managed by an affiliate of JPMorgan Chase Bank, the trustee, and therefore, these transactions qualify as party-in-interest transactions for which there is a statutory exemption.

The Plan also allows for the issuance of notes receivable to participants in accordance with the related regulations. These transactions also qualify as party-in-interest transactions for which there is a statutory exemption.

NOTE 7 — RISKS AND UNCERTAINTIES

The Plan through the Master Trust provides for various investment options in mutual funds, common and collective trusts, common stock and cash and cash equivalents. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

NOTE 8 — CONCENTRATIONS

Investments in the common stock of Allergan, Inc. held in the Master Trust comprised approximately 23% and 27% of the Plan’s total investments as of December 31, 2010 and 2009, respectively.

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2010	December 31, 2009
Net assets available for benefits per the financial statements	$671,330,907	$569,311,966
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	(454,936)	(2,846,689)

Net assets available for benefits per the Form 5500	$670,875,971	$566,465,277

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Year Ended December 31, 2010	Year Ended December 31, 2009
Total investment income per the financial statements	$64,860,667	$136,035,969
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contract	2,391,753	3,349,849

Total investment income per the Form 5500	$67,252,420	$139,385,818

NOTE 10 — SUBSEQUENT EVENTS

The Plan was restated on January 1, 2011 to incorporate the provisions of all amendments made since the last restatement of the Plan in 2008.

SUPPLEMENTAL SCHEDULE

ALLERGAN, INC. SAVINGS AND INVESTMENT PLAN

EMPLOYER ID NUMBER 95-1622442, PLAN NUMBER 002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SCHEDULE H, LINE 4i

DECEMBER 31, 2010

(a)	(b) Identity of Issue Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	Participant loans	Interest rates ranging from 4.25% to 10.5%	$0	$9,326,818

*	Party-in-interest

See Report of Independent Registered Public Accounting Firm and

the accompanying notes to the financial statements

Exhibit Index

Exhibit No.	Description
Exhibit 23	Consent of Lesley, Thomas, Schwarz & Postma, Inc.